Dodge & Cox International Stock Fund

For period ending December 31, 2007	Inception Date: 5/1/2001	Fund Manager: Management Team

Investment Objective

The Funds seeks long-term growth of principal and income.

Investment Strategy

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Funds invests primarily in medium-to-large well established companies based on standards of the applicable market.

Portfolio Information

The following reflects the position of the Dodge & Cox International Stock Fund:

Fund Operating Expenses	0.65%
Total Net Assets	$53.5 Billion

Asset Allocation

Equities - Foreign	96.7%
Cash & Equivalents	3.3

Sector Allocation

Financials	24.7%
Consumer Discretionary	14.0
Information Technology	11.5
Materials	11.2
Industrials	9.5
Health Care	8.7
Energy	8.5
Consumer Staples	4.8
Telecommunication Services	3.4
Utilities	0.4

Who is most likely to choose this type of investment?

International investments may be most appropriate for someone looking for greater potential returns and willing to accept a higher degree of risk. International investment may provide diversification for a domestic portfolio. Foreign investments involve special risks, including currency fluctuations and political developments.

Top Ten Holdings

Novartis AG	2.9%
Sanofi-Aventis	2.8
Matsushita Electric Industrial Co	2.6
HSBC Holdings PLC	2.5
Bayer AG	2.3
GlaxoSmithKline PLC	2.3
Mitsubishi UFJ Financial Group	2.3
Lafarge SA	2.3
Royal Dutch Shell PLC	2.1
Hitachi, Ltd	2.1

Please consider the investment objectives, risks, fees and expenses carefully before investing. For this and other important information you may obtain mutual fund prospectuses and disclosure documents from your registered representative. Read them carefully before investing.

Effective October 16, 2004, securities are no longer offered through GWFS Equities, Inc., a wholly owned subsidiary of Great-West Life & Annuity Insurance Company. FASCorp, also a wholly owned subsidiary of Great-West Life & Annuity Insurance company, remains the third party trading agent and recordkeeper. Questions should be directed to the Wyoming Retirement System at (307)777-3325. Portfolio information is gathered from a variety of sources, including, but not limited to Morning-star, Inc. (2007 - http://www.morningstar.com), and is believed to be reliable but is not guaranteed as to completeness or accuracy. NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE. Funds may impose redemption fees and/or transfer restrictions, on certain transfers, redemptions or exchanges if assets are held less than the period stated in the fund’s prospectus or other disclosure documents. For more information, please refer to the fund’s prospectus and/or disclosure documents. On occasion, the name and/or investment objective of an investment option may change. For specific information on whether the option name has changed within the past year, or if the investment objective has changed in the last 10 years, please contact your Registered Representative for a current prospectus. (c)Great-West Life & Annuity Insurance Company. All rights reserved. Holdings and composition of holdings are subject to change. The expense ratio shown is net of any fee waivers or expense reimbursements.

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Dodge & Cox Income Fund

For period ending December 31, 2007	Inception Date: 1/03/1989	Fund Manager: Management Team

Investment Objective

Dodge & Cox Income Fund seeks income consistent with long-term preservation of capital; capital appreciation is a secondary consideration. The Fund normally invests at least 80% in debt obligations of the U.S. government, investment-grade debt securities, unrated securities deemed to be of investment-grade quality, bankers’ acceptances, bank certificates of deposit, repurchase agreements and commercial paper. May invest up to 25% in dollar-denominated foreign securities.

Portfolio Information

The following reflects the position of the Dodge & Cox Income Fund:

Fund Operating Expenses	0.44%
Total Net Assets	$15.9 Billion
Average Quality	Aa2
Effective Maturity	6.2 years
Effective Duration	3.8 years

Asset Allocation

Fixed Income Securities	95.70%
Cash Equivalents	4.30

Diversification

US Treasury & Government Related	11.70%
Mortgage-Related Securities	47.40
Asset-Backed Securities/CMBS	2.00
Corporate	34.60
Cash Equivalents	4.30

Who is most likely to choose this type of investment?

Bond investments may be most appropriate for someone seeking higher potential return than with a money market or stable value investment. The investor may desire to balance more aggressive investments with one providing potentially less volatility.

Credit Quality

U.S. Government & Government Related	59.00%
Aaa	2.30
Aa	6.90
A	5.60
Baa	11.90
Ba	4.70
B	3.20
Caa	2.10
Cash Equivalents	4.30

Please consider the investment objectives, risks, fees and expenses carefully before investing. For this and other important information you may obtain mutual fund prospectuses and disclosure documents from your registered representative. Read them carefully before investing.

Effective October 16, 2004, securities are no longer offered through GWFS Equities, Inc., a wholly owned subsidiary of Great-West Life & Annuity Insurance Company. FASCorp, also a wholly owned subsidiary of Great-West Life & Annuity Insurance company, remains the third party trading agent and recordkeeper. Questions should be directed to the Wyoming Retirement System at (307)777-3325. Portfolio information is gathered from a variety of sources, including, but not limited to Morning-star, Inc. (2007 - http://www.morningstar.com), and is believed to be reliable but is not guaranteed as to completeness or accuracy. NOT FDIC INSURED - MAY LOSE VALUE - NO BANK GUARANTEE. Funds may impose redemption fees and/or transfer restrictions, on certain transfers, redemptions or exchanges if assets are held less than the period stated in the fund’s prospectus or other disclosure documents. For more information, please refer to the fund’s prospectus and/or disclosure documents. On occasion, the name and/or investment objective of an investment option may change. For specific information on whether the option name has changed within the past year, or if the investment objective has changed in the last 10 years, please contact your Registered Representative for a current prospectus. (c)Great-West Life & Annuity Insurance Company. All rights reserved. Holdings and composition of holdings are subject to change. The expense ratio shown is net of any fee waivers or expense reimbursements.

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